SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 14 February 2013

TURQUOISE HILL RESOURCES LTD.

(Translation of Registrant’s Name into English)

Suite 615 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐             Form 40-F-   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Enclosed: News Release – OT Project Update

February 14, 2013

Press release

Turquoise Hill Resources provides Oyu Tolgoi project update

VANCOUVER, CANADA – Turquoise Hill Resources today provided an update on key elements of Oyu Tolgoi’s development.

Phase-One Development

Construction of the Oyu Tolgoi mine’s first phase of development reached 99% completion at the end of 2012. Total capital invested in the construction of the first phase of the mine through the end of 2012 was approximately US$6.0 billion. The final cost of the phase-one capital project is expected to be approximately US$6.2 billion, within 3% of the initial budget, excluding foreign-exchange exposures.

First ore was processed through the concentrator on January 2, 2013 and the production of first copper-gold concentrate followed on January 31, 2013.

Discussions with the Government of Mongolia

A number of substantive issues have recently been raised by the Government of Mongolia relating to implementation of the Investment Agreement, the companion Shareholders’ Agreement and project finance. Turquoise Hill continues to engage with the Government and other stakeholders to ensure the continued implementation of the Investment and Shareholders’ agreements in their current form, and to support the on-going development of Oyu Tolgoi for the benefit of all parties.

Subject to the resolution of these issues, first commercial production at Oyu Tolgoi is scheduled to commence by the end of June 2013.

Feasibility Study for Expansion of Operations

The feasibility study for the expansion of operations at Oyu Tolgoi is on-going. It is now expected to be completed in the first half of 2014 as the company continues to pursue value engineering and optimization.

Turquoise Hill Resources Ltd. World Trade Centre Suite 615 - 999 Canada Place Vancouver, British Columbia Canada V6C 3E1 T 604 688 5755 www.turquoisehill.com

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ), formerly Ivanhoe Mines, is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia. Other assets include a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 57% interest in copper-gold miner Ivanhoe Australia (ASX, TSX: IVA); and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan, which is in the process of being sold.

Contacts

Investors	Media
Jason Combes Office: +1 604 648 3920 Email: jason.combes@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Email: tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to the anticipated achievement of commercial production commencement milestones, other matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking information and statements relate to future events or future performance and reflect current expectations or believes regarding future events and are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.

All such forward-looking information and statements are based on certain assumptions and analyses made by issuer’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risk Factors” included in the issuer’s Annual Information Form, both filed on SEDAR and EDGAR. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, including the assumption in many forward-looking information or statements that other such information or statements will be correct. The reader is cautioned not to place undue reliance on forward-looking information or statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURQUOISE HILL RESOURCES LTD.

Date: 14 February 2013	By:	/s/ Dustin Isaacs
DUSTIN S. ISAACS
General Counsel & Corporate Secretary